EXHIBIT 8
PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
Subsidiaries as at December 31, 2009

			2009		2008
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect

Wireless
Smart:	Philippines	Cellular mobile services	100.0	—	100.0	—
Smart Broadband, Inc., or SBI, and Subsidiaries, or SBI Group	Philippines	Internet broadband distribution	—	100.0	—	100.0
Primeworld Digital System, Inc., or PDSI	Philippines	Cellular and internet broadband distribution services	—	100.0	—	—
I-Contacts Corporation, or I-Contacts	Philippines	Customer interaction solutions	—	100.0	—	100.0
Wolfpac Mobile, Inc., or Wolfpac	Philippines	Mobile applications development and services	—	100.0	—	100.0
Wireless Card, Inc., or WCI	Philippines	Promotion of the sale and/or patronage of debit and/or charge cards	—	100.0	—	100.0
Smarthub, Inc., or SHI	Philippines	Development and sale of software, maintenance and support services	—	100.0	—	100.0
Smart Money Holdings Corporation, or SMHC:	Cayman Islands	Investment company	—	100.0	—	100.0
Smart Money, Inc., or SMI	Cayman Islands	Mobile commerce solutions marketing	—	100.0	—	100.0
Telecoms Solutions, Inc., or TSI	Mauritius	Mobile commerce platforms	—	100.0	—	100.0
Far East Capital Limited and Subsidiary	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0	—	100.0
PH Communications Holdings Corporation, or PHC	Philippines	Investment company	—	100.0	—	100.0
Francom Holdings, Inc., or FHI:	Philippines	Investment company	—	100.0	—	100.0
Connectivity Unlimited Resource Enterprise, or CURE	Philippines	Cellular mobile services	—	100.0	—	100.0
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group	British Virgin Islands	Mobile applications development and services	—	100.0	—	—
Pilipino Telephone Corporation, or Piltel, and Subsidiaries, or Piltel Group*	Philippines	Investment company	—	99.5	—	92.5
SmartConnect Holdings Pte. Ltd., or SCH:	Singapore	Investment company	—	100.0	—	100.0
SmartConnect Global Pte. Ltd., or SGP	Singapore	International trade of satellites and Global System for Mobile Communication, or GSM, enabled global telecommunications	—	100.0	—	100.0
3rd Brand Pte. Ltd., or 3rd Brand	Singapore	Solutions and systems integration services	—	85.0	—	85.0
Blue Ocean Wireless, or BOW	Isle of Man	Delivery of GSM communication capability for the maritime sector	—	51.0	—	28.3
Telesat, Inc., or Telesat	Philippines	Satellite communications services	100.0	—	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5	88.5	11.5
Mabuhay Satellite Corporation, or Mabuhay Satellite	Philippines	Satellite communications services	67.0	—	67.0	—

Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Global Corporation, or PLDT Global, and Subsidiaries, or PLDT Global Group	British Virgin Islands	Telecommunications services	100.0	—	100.0	—
Smart-NTT Multimedia, Inc., or SNMI	Philippines	Data and network services	100.0	—	100.0	—
PLDT-Philcom, Inc. (formerly known as Philcom Corporation), or Philcom, and Subsidiaries, or Philcom Group	Philippines	Telecommunications services	100.0	—	—	—
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	97.8	—	97.5	—
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related value-added services	75.0	—	75.0	—

			2009		2008
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect

Information and Communications Technology, or ICT
ePLDT, Inc., or ePLDT:	Philippines	Information and communications infrastructure for Internet-based services, e-commerce, customer interaction solutions and IT-related services	100.0	—	100.0	—
SPi Technologies, Inc., or SPi, and Subsidiaries, or SPi Group	Philippines	Knowledge processing solutions	—	100.0	—	100.0
ePLDT Ventus, Inc., or Ventus	Philippines	Customer interaction solutions	—	100.0	—	100.0
Vocativ Systems, Inc., or Vocativ	Philippines	Customer interaction solutions	—	100.0	—	100.0
Parlance Systems, Inc., or Parlance	Philippines	Customer interaction solutions	—	100.0	—	100.0
Infocom Tehcnologies, Inc., or Infocom	Philippines	Internet access services	—	99.6	—	99.6
BayanTrade, Inc. (formerly BayanTrade Dotcom, Inc.), or BayanTrade, and Subsidiaries, or BayanTrade Group	Philippines	Internet-based purchasing, IT consulting and professional services	—	93.5	—	10.8
Digital Paradise Thailand, or DigiPar Thailand	Thailand	Internet access services	—	87.5	—	87.5
netGames, Inc., or netGames	Philippines	Publisher of online games	—	80.0	—	80.0
Digital Paradise, Inc., or Digital Paradise	Philippines	Internet access services	—	75.0	—	75.0
Level Up! (Philippines), Inc., or Level Up!	Philippines	Publisher of online games	—	60.0	—	60.0

*	On August 17, 2009, Smart acquired the cellular mobile telephone business of Piltel.

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